

ProAssurance Corporation
A Delaware Holding Corporation / FEIN: 63-1261433

Medical Assurance, Inc.
A Delaware Holding Corporation (100%)
FEIN: 63-1137505

The Medical Assurance Company, Inc.
An Alabama Stock Insurance Corporation (100%)
FEIN: 63-0720042 / NAIC: 33391

Woodbrook Casualty Insurance, Inc.
An Alabama Stock Insurance Corporation (100%)
FEIN: 55-0666866 / NAIC: 23272

IAO, Inc. d/b/a Mutual Assurance Agency
An Alabama Insurance Agency (100%)
FEIN: 63-0725911

Medical Assurance of Indiana Agency, Inc.
An Indiana Insurance Agency (100%)
FEIN: 35-1778844

Mutual Assurance Agency of Ohio, Inc.
An Ohio Insurance Agency (100%)
FEIN: 31-0937356

Specialty Underwriters Reinsurance Facility
A Bermuda Company (100%)
FEIN: 98-0109193

NCRIC Corporation
A Delaware Holding Corporation (100%)
FEIN: 52-2134774

NCRIC, Inc.
A District of Columbia Insurance Company (100%)
FEIN: 52-1194407 / NAIC: 41149

American Captive Corporation
A District of Columbia Captive (100%)
FEIN: 52-2300301

National Capital Insurance Brokerage, Ltd.
A District of Columbia Corporation (100%)
FEIN: 52-1385315

National Capital Risk Services, LLC
A Nevada Corporation (50%)
FEIN: 74-3059924

NCRIC Insurance Agency, Inc.
A District of Columbia Corporation (100%)
FEIN: 52-1634741

Healthcare Compliance Purchasing Group, LLC
A District of Columbia Corporation (100%)
FEIN: 52-2331871

E-Health Solutions Group, Inc.
A Delaware Corporation (18.75%)
FEIN: 54-1972874

ConsiCare, Inc.
A Delaware Corporation (100%)
FEIN: 52-2061078

NCRIC Physicians Organization, Inc.
A District of Columbia Corporation (100%)
FEIN: 52-1867763

HCI Ventures, LLC
A Delaware Corporation (100%)
FEIN: 54-1832357

Professionals Group, Inc.
A Michigan Holding Corporation (100%)
FEIN: 38-3273911

ProNational Insurance Company
A Michigan Stock Insurance Corporation (100%)
FEIN: 38-2317569 / NAIC: 38954

Red Mountain Casualty Insurance Company, Inc.
An Alabama Stock Insurance Corporation (100%)
FEIN: 36-3990058 / NAIC: 10179

MEEMIC Holdings, Inc.
A Michigan Corporation (100%)
FEIN: 38-3436541

MEEMIC Insurance Services Corp. d/b/a MEIA Insurance Agency
A Michigan Corporation (100%)
FEIN: 38-3356346

MEEMIC Insurance Co.
A Michigan Stock Insurance Corporation (100%)
FEIN: 38-1337336 / NAIC: 16101

American Medical Insurance Exchange
Domiciled in Indiana
FEIN: 35-1756545 / NAIC: 31402

American Insurance Management Corp.
An Indiana Corporation and Attorney in Fact for
American Medical Insurance Exchange (100%)
FEIN: 35-1749301

Professionals National Insurance Co., Ltd.
Domiciled in Bermuda (100%)
Company Registration No: EC-27597

ProNational Insurance Agency, Inc.
A Michigan Corporation (100%)
FEIN: 38-2359306

Physicians Protective Plan, Inc. d/b/a/ ProNational Solutions
A Florida Corporation (100%)
FEIN: 59-1603368

Professionals Group Services Corp.
A Michigan Corporation (100%)
FEIN: 38-2960819

PRA Services Corporation
A Michigan Corporation (100%)
FEIN: 38-2684456

ProAssurance Group Services Corporation
An Alabama Corporation (100%)
FEIN: 63-1285505

At 8/4/05